Mail Stop 0510

      May 13, 2005

via U.S. mail and facsimile

Herman F. Dick, Jr., Chief Financial Officer
Core Molding Technologies, Inc.
800 Manor Park Drive, P.O. Box 28183
Columbus, Ohio 43228-0183

Re:	Form 10-K for the fiscal year ended December 31, 2004
	File No. 1-12505

Dear Mr. Dick:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at
(202) 824-5478 or, in his absence, to the undersigned at (202)
824-
5373.

							Sincerely,


							John Cash
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE